October 6, 2017 Via EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 4628 Washington, D.C. 20549

Norton Rose Fulbright US LLP

1301 McKinney, Suite 5100

Houston, Texas 77010-3095

United States

Brian P. Fenske

Partner

Direct line +1 713 651 5557

brian.fenske@nortonrosefulbright.com

Tel +1 713 651 5151

Fax +1 713 651 5246

nortonrosefulbright.com

Attn: Loan Lauren P. Nguyen,

Legal Branch Chief

Re:	Tesco Corporation
Preliminary Proxy Statement on Schedule 14A
Filed September 18, 2017
File No. 001-34090

Ladies and Gentlemen:

Set forth below is the response of Tesco Corporation (the “Registrant”) to the letter the Registrant received (the “Comment Letter”) from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 27, 2017 with respect to the Preliminary Proxy Statement on Schedule 14A, File No. 001-34090, filed with the Commission on September 18, 2017 (the “Proxy Statement”).

The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Registrant’s responses to those comments.

Annex F—Annual Report on Form 10-K of Nabors Industries Ltd.

1.	We note that you have included the Form 10-K for the fiscal year ended December 31, 2016 of Nabors Industries Ltd. in your proxy statement. Please confirm your understanding that we are reviewing this filing for the resolution of comments we issued to Nabors Industries Ltd. in our September 15, 2017 letter regarding its Form 10-K for the fiscal year ended December 31, 2016.

RESPONSE: The Registrant confirms its understanding that the Staff is reviewing the Proxy Statement for the resolution of the Staff’s comments issued to Nabors Industries Ltd. (“Nabors”) in the Staff’s September 15, 2017 letter to Nabors regarding Nabors’ Form 10-K for the fiscal year ended December 31, 2016. Accordingly, the Registrant will refrain from filing a definitive Proxy Statement until it has received notice from the Staff that these comments to Nabors have been resolved.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com

Securities and Exchange Commission October 6, 2017 Page 2

* * * * * *

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5557.

Very truly yours,

/s/ Brian P. Fenske

Brian P. Fenske

cc:	Securities and Exchange Commission

H. Roger Schwall, Assistant Director

Irene Barberena-Meissner, Attorney-Adviser

cc:	Tesco Corporation

Fernando R. Assing, Chief Executive Officer

Brian T. Kelly, General Counsel